Exhibit 10.17

Agreement for Land Use License

Shanghai Chengli Investment Consulting Firm("Party A")
Address: No. Room A2551, No.1 Building, 2758 Song Jin Gong Lu, Zhang Yan County, Jin Shan District, Post Code: 201514, Shanghai, P. R. China.
Representative: HOU Xiaojing   Title: Legal Representative

The British International School, Shanghai ("Party B")
Address: 600 Cambridge Forest New Town, 2729 Hunan Road, Zip code: 201315
Representative: Andrew Fitzmaurice Title: Legal Representative

WHEREAS:

   A.   The Parties entered into a lease agreement dated 25th February 2010 (the "Lease Agreement") for the site currently used by the secondary school section of the British International School, Puxi (the "Secondary School Site");

   B.   The Secondary School Site was originally intended for a smaller school and does not offer adequate space for a sports field that holds a standard size football pitch and 5 tennis courts and a basketball. (Collectively the "Sports Field");

   C.   Party B has asked Party A to secure for its use a plot of land adjacent to the Secondary School Site (the "Adjacent Land") for the Sports Field;

   D.   Further to Party B's request, Party A currently leases the Adjacent Land from the local government for Party B's use and intends to participate in a bidding process, expected to

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take place in about three to four years, to allow it to convert the purpose of the Adjacent Land to suit Party B's intended use (the "Bidding Process");

E.   The Parties expect that the price of the Adjacent Land may be significantly increased by the time the bidding process takes place;

NOW THEREFORE, the Parties agree as follows:

1.   Party A hereby grants to Party B a license for the uninterrupted use of the Adjacent Land for [24] years, the remaining least term under the Lease Agreement, commencing 1st September 2012 (the "License") and undertakes to submit the winning bid in the Bidding Process for the ownership rights for the Adjacent Land (the "Undertaking").

2.   In consideration for the License, Party B shall pay to Party A a total amount of RMB Ten Million Yuan (RMB 10 million) in four equal installments of RMB Two Million Five Hundred Thousand Yuan (RMB 2.5 million), payable on the last business days in September and December in 2012, as well as on the last business days in March and June in 2013. Upon payment, Party A shall provide to Party B official invoice for the payment. All costs and taxes incurred in relation to such invoice shall be borne by Party A.

3.   The Parties' rights and obligations under the License shall in principle be the same as those under the terms of the Lease Agreement.

4.   The Parties will enter into further discussions about Party A's Undertaking and Party B's obligation in relation to the Undertaking.

5.   This agreement shall take effect upon execution by the Parties.

签约日期
Date of Signing:

甲方 （Party A）:
上海澄利投资咨询事务所
Shanghai Chengli Investment Consulting

（盖章）(Seal)

代表签字:
Signature of Representative:
Hou Xiao Jing

2012 年 9 月 19 日
19th September 2012

乙方 （Party B）:
上海英国学校
The British International School, Shanghai

（盖章）(Seal)

代表签字:
Signature of Representative:
Andrew Fitzmaurice

2012 年 9 月 19 日
19th September 2012

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